Filed Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Filer: Plum Creek Timber Company, Inc.

Commission File No.: 001-10239

Subject Company: Plum Creek Timber Company, Inc.

The following Q&A was made available to employees of Plum Creek Timber Company, Inc. on November 23, 2015.

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Since Rick announced Plum Creek’s plan to merge with Weyerhaeuser, we have received a number of questions about our long-term incentive plan awards. Here are the most frequently asked questions and what you should know about your long-term incentives.

STOCK OPTIONS

Q.	Can I exercise my Plum Creek Stock Options?

A.	All transactions in Plum Creek stock, including the exercise of stock options, are subject to our Securities Trading Policy and to federal laws governing insider trading. You are required to pre-clear all stock transactions, including the exercise of any Plum Creek Stock Options, with either Jim Kraft at 206.467.3604 or Jose Quintana at 206.467.3694. If you have any questions about your responsibilities with respect to the Securities Trading Policy, please contact Jim or Jose.

Q.	What happens to my Plum Creek Stock Options after the merger?

A:	Any Plum Creek Stock Options that you hold prior to the merger will be automatically converted into Weyerhaeuser Stock Options with the same terms and conditions that applied to your Plum Creek Stock Options.

Under the terms of the merger agreement, Plum Creek shareholders will receive 1.6 shares of Weyerhaeuser common stock for each share of Plum Creek common stock they own. We refer to 1.6 as the “exchange ratio” because it represents how many shares of Weyerhaeuser common stock each Plum Creek stockholder receives for each share of Plum Creek common stock at the time of the merger.

Your Plum Creek Stock Options will be converted to Weyerhaeuser Stock Options in a similar manner. The number of shares subject to your Weyerhaeuser Stock Options will equal 1.6 times the number of shares subject to your Plum Creek Stock Options.

For example, if you have a Plum Creek Stock Option to purchase 100 shares of Plum Creek common stock, you will have a Weyerhaeuser Stock Option to purchase 160 shares of Weyerhaeuser common stock after the merger.

Q:	What will the exercise price of my Weyerhaeuser Stock Options be?

A:	The exercise price of your Weyerhaeuser Stock Options will equal the exercise price of your Plum Creek Stock Options divided by the exchange ratio.

For example, if your Plum Creek Stock Option had a per share exercise price of $16, the per share exercise price of your new Weyerhaeuser Stock Option will be $10 ($16 divided by 1.6 is $10).

Q:	When will my Weyerhaeuser Stock Options expire?

A:	Your Weyerhaeuser Stock Options will have the same expiration date as your current Plum Creek Stock Options, which is ten years from the grant date of your Plum Stock Options. However, it is important to remember that the exercise period of your Weyerhaeuser Stock Options could expire earlier than the stated ten-year term of the stock option if you experience a termination of employment. See the immediately following Q&A.

Q:	How long do I have to exercise my stock options following a termination of employment?

A:	In general, you have 30 calendar days from and including the date of your termination (or through the end of the ten-year term of the option, if earlier) to exercise your stock options.

However, if your employment terminates by reason of retirement at or after age 65, your stock options may be exercised at any time through the end of the ten-year term of the option. If your employment terminates by reason of early retirement at or after age 55 and you have ten or more years of service, your stock options may be exercised for three years from the date of such early retirement (or through the end of the ten-year term of the option, if earlier).

Restricted Stock Units (RSUs)

Q.	What happens to my Plum Creek RSUs after the merger?

A:	Any Plum Creek RSUs that you hold prior to the merger will automatically convert to Weyerhaeuser RSUs with the same terms and conditions that applied to your Plum Creek RSUs.

As with your Plum Creek Stock Options, the number of shares of Weyerhaeuser common stock subject to your new Weyerhaeuser RSUs will equal 1.6 times the number of shares of Plum Creek common stock subject to your Plum Creek RSUs.

For example, if 100 shares of Plum Creek common stock are subject to your Plum Creek RSUs, 160 shares of Weyerhaeuser common stock will be subject to your Weyerhaeuser RSUs.

Q.	What if I am not offered a position at Weyerhaeuser?

A.	If you are not offered a position at Weyerhaeuser, the vesting of your Plum Creek RSUs will be accelerated. This means that all of your Plum Creek RSUs will automatically vest on the date of the merger, and you will receive 1.6 shares of Weyerhaeuser common stock for each share of Plum Creek common stock subject to your Plum Creek RSUs (less an amount of shares equal in value to your applicable tax withholding obligation).

Q.	What if I am offered a position at Weyerhaeuser but do not accept the offer?

A.	If you are offered a position at Weyerhaeuser but do not accept the offer, you will forfeit your RSUs.

Value Management Awards (VMAs)

Q.	What happens to my VMAs in connection with the merger?

A.	The answer to this question varies according to the grant date of the award:

2013 VMAs

The performance period for the 2013 VMAs will end on December 31, 2015, and the 2013 VMAs are schedule to be paid out prior to completion of the merger.

You may recall that, as of September 30, 2015, the 2013 VMAs had a payout value of $35.50. The default form of payout is 100% cash, less any required tax withholding. If you would like the optional payout combination of cash and stock please contact Chris Wiltz by e-mail at christine.wiltz@plumcreek.com no later than December 7, 2015 for the appropriate form.

2014 VMAs

The 2014 VMAs will be paid out in connection with the merger. The value of the 2014 VMAs will be measured at the time of the merger, rather than at the end of the performance period. The payout of the 2014 VMAs will be made at the greater of target ($100 per VMA unit) or actual performance calculated as of the date of the merger. Payment will be made as promptly as practicable following, but in no event later than ten business days after, the date of the merger. No action by participants is required.

2015 VMAs

If you continue on as an employee of Weyerhaeuser after the merger, any 2015 VMAs that you hold prior to the merger will automatically convert to Weyerhaeuser VMAs with the same terms and conditions that applied to your 2015 VMAs, other than the VMA performance goals.

Like the 2014 VMAs, the value of the 2015 VMAs will be measured at the time of the merger, rather than at the end of the performance period, which is scheduled to end on December 31, 2017. The payout of the 2015 VMAs will be made at the greater of target ($100 per VMA unit) or actual performance as of the date of the merger. Your right to, and the timing of, this payout depends on your individual circumstance, which may match one of the following scenarios:

•	If you accept a position with Weyerhaeuser and remain employed by Weyerhaeuser through the end of the performance period (i.e., December 31, 2017), your 2015 VMAs will be paid out within a reasonable time following the end of the performance period.

•	If you accept a position with Weyerhaeuser but your employment is terminated (i) by Weyerhaeuser without cause or (ii) by you for good reason, in either case, within one year following the merger, your 2015 VMAs will be paid out within a reasonable time following the date of your termination.

•	If you are not offered a position with Weyerhaeuser, your 2015 VMAs will be paid out within a reasonable time following the date of your termination.

•	If you are offered a position with Weyerhaeuser but you do not accept the offer, your 2015 VMAs will be forfeited and no amount will be paid to you.

Additional Questions

If you have any additional questions, please contact Jose Quintana at 206.467.3694 or Chris Wiltz at 206.467.3646.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Weyerhaeuser or Plum Creek for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Weyerhaeuser or Plum Creek; (5) the ability of Weyerhaeuser and Plum Creek to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (10) legislative, regulatory and economic developments. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Plum Creek’s overall business, including those more fully described in Plum Creek’s filings with the Securities and Exchange Commission (“SEC”) including its annual report on Form 10-K for the fiscal year ended December 31, 2014, and its quarterly reports filed on Form 10-Q for the current fiscal year, and Weyerhaeuser’s overall business and financial condition, including those more fully described in Weyerhaeuser’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2014, and its quarterly reports filed on Form 10-Q for its current fiscal year. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither Plum Creek nor its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information And Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the shareholders of each of Plum Creek and Weyerhaeuser for their consideration. Weyerhaeuser will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus of Plum Creek and Weyerhaeuser. Each of Plum Creek and

Weyerhaeuser will provide the joint proxy statement/prospectus to their respective shareholders. Plum Creek and Weyerhaeuser also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Plum Creek or Weyerhaeuser may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PLUM CREEK AND WEYERHAEUSER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by the parties on Plum Creek’s Investor Relations website (www.plumcreek.com/investors) (for documents filed with the SEC by Plum Creek) or on Weyerhaeuser’s investor relations page on its corporate web site (www.weyerhaeuser.com) (for documents filed with the SEC by Weyerhaeuser).

Participants in the Solicitation

Plum Creek, Weyerhaeuser, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from Plum Creek and Weyerhaeuser shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Plum Creek and Weyerhaeuser shareholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about Plum Creek’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2015. You can find more detailed information about Weyerhaeuser’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2015. Additional information about Plum Creek’s executive officers and directors and Weyerhaeuser’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available.